BENNETT JONES LLP

4500 Bankers Hall East
855 2nd Street SW
Calgary Alberta
Canada T2P 4K7
Tel 403.298.3100
Fax 403.265.7219
www.bennettjones.ca

RECEIVED
2006 NOV 13 P 1:16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Mark Paslawski
Direct Line: 403.298.2068
e-mail: paslawskim@bennettjones.ca
Our File No.: 44609-8

06018377

November 8, 2006

**Delivered by Courier**

Office of International Corporate Finance
Division of Corporate Finance
450 - 5th Street, N.W.
Washington, D.C. 20549

PROCESSED
NOV 15 2006
THOMSON
FINANCIAL

SUPPL

Ladies and Gentlemen:

**Re: Calfrac Well Services Ltd.**
**File No. 82-34909**
**Exemption Pursuant to Rule 12g3-2(b)**

Pursuant to the requirements of Rule 12g3-2(b) made under the *Securities Exchange Act of 1934*, as amended, please find enclosed herewith a copy of each of the public disclosure documents of our client, Calfrac Well Services Ltd. ("Calfrac"), identified in the attached Schedule.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page.

We ask that you kindly confirm receipt of these materials by stamping the enclosed duplicate of this letter and returning to the undersigned in the enclosed self-addressed envelope. We have included a coupon redeemable for the appropriate postage to facilitate your return of such duplicate letter.

Yours truly,

**BENNETT JONES LLP**

Mark Paslawski

MP/llm
Enclosures

cc: Tom Medvedic
VP, Finance and Chief Financial Officer
Calfrac Well Services Ltd.

dlw 11/14

## SCHEDULE

*Press Releases*

1. press release dated November 1, 2006

2. press release dated November 7, 2006

*Interim Financial Statements and MD&A*

3. interim report for the nine month period ended September 30, 2006, which includes the interim financial statements (unaudited) and related management's discussion and analysis for such period

*CEO/CFO Certifications (Interim Filings)*

4. CEO and CFO certifications of interim filings (on Form 52-109F2) for the interim period ended September 30, 2006

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Calfrac Well Services Ltd. Third Quarter 2006 Earnings Release and Conference Call

CALGARY, Nov. 1 /CNW/ - Calfrac Well Services Ltd. ("Calfrac") (TSX: CFW) intends to release its Third Quarter 2006 results after the markets close on Tuesday, November 7, 2006. A conference call has been scheduled for 10:00 a.m. MST (12:00 p.m. EST) on Wednesday, November 8, 2006. If you wish to participate in the conference call, please call (866) 250-4910 or (416) 644-3431 prior to the start of the call and ask for the Calfrac Well Services Ltd. conference call. A webcast of the conference call may be accessed via the Company's website at www.calfrac.com. An update regarding the Company's activities will be presented by D.R. (Doug) Ramsay, President and C.E.O. Following this update there will be a question and answer period.

A replay of the conference call will be available for review until November 15, 2006. To listen to the recording, call (877) 289-8525 or (416) 640-1917 and ask for reservation 21208056 followed by the pound key.

%SEDAR: 00002062E

/For further information: on this conference call: Calfrac Well Services Ltd., (403) 218-7491, Lorraine Graham./
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 09:25e 01-NOV-06

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Calfrac Records 50% Increase in Third Quarter Earnings



CALGARY, Nov. 7 /CNW/ - Calfrac Well Services Ltd. ("Calfrac") (TSX-CFW) is pleased to announce its financial and operating results for the three and nine months ended September 30, 2006.

<<

HIGHLIGHTS

| | Three Months Ended September 30, 2006 | Three Months Ended September 30, 2005 | Change | Nine Months Ended September 30, 2006 | Nine Months Ended September 30, 2005 | Change |
|---|---|---|---|---|---|---|
| (000s, except per share data) (unaudited) | ($) | ($) | (%) | ($) | ($) | (%) |
| **Financial** | | | | | | |
| Revenue | 115,112 | 77,377 | 49 | 308,096 | 202,690 | 52 |
| Gross margin | 36,500 | 25,694 | 42 | 100,873 | 65,761 | 53 |
| Net income | 19,418 | 12,947 | 50 | 55,543 | 32,741 | 70 |
| Per share | | | | | | |
| - basic | 0.54 | 0.36 | 50 | 1.53 | 0.90 | 70 |
| - diluted | 0.53 | 0.35 | 51 | 1.52 | 0.90 | 69 |
| Cash flow(1) | 27,560 | 18,503 | 49 | 76,425 | 46,798 | 63 |
| Per share | | | | | | |
| - basic | 0.76 | 0.51 | 49 | 2.11 | 1.29 | 64 |
| - diluted | 0.76 | 0.51 | 49 | 2.09 | 1.28 | 63 |
| EBITDA(2) | 29,614 | 18,234 | 62 | 81,111 | 45,480 | 78 |
| Per share | | | | | | |
| - basic | 0.82 | 0.50 | 64 | 2.23 | 1.26 | 77 |
| - diluted | 0.81 | 0.50 | 62 | 2.21 | 1.24 | 78 |
| Working capital | 31,158 | 12,962 | 140 | 31,158 | 12,962 | 140 |
| Shareholders' equity | 287,616 | 207,679 | 38 | 287,616 | 207,679 | 38 |
| Weighted average common shares outstanding (No.) | | | | | | |
| Basic | 36,265,315 | 36,188,133 | - | 36,291,688 | 36,194,156 | - |
| Diluted | 36,496,931 | 36,619,113 | - | 36,626,990 | 36,566,323 | - |

| | 2006 | 2005 | Change |
|---|---|---|---|
| | (No.) | (No.) | (%) |
| **Operating** | | | |
| Fracturing spreads at period end | | | |
| Conventional fracturing | 19 | 13 | 46 |
| Coalbed methane | 4 | 4 | - |
| Total | 23 | 17 | 35 |
| Coiled tubing units | | | |
| Shallow | 9 | 9 | - |
| Deep | 5 | 2 | 150 |
| Total | 14 | 11 | 27 |
| Cementing units | 11 | 8 | 38 |

(1) Cash flow is defined as "Funds provided by operations" as reflected in the Consolidated Statements of Cash Flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's

liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.

(2) EBITDA represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under Canadian GAAP as the calculation of EBITDA is not always used consistently by reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequently used by securities analysts and others in evaluating companies and their ability to service debt.

>>

PRESIDENT'S MESSAGE

I am pleased to present the highlights for the three months ended September 30, 2006, the developments to date in the year's fourth quarter and an outlook for the remainder of the year.

Financial Highlights

During the third quarter of 2006, Calfrac achieved record revenues of $115.1 million, a 49% increase over the same period in 2005. We posted net income of $19.4 million or $0.54 per share (basic) and operating cash flow of $27.6 million or $0.76 per share (basic), increases of 50% and 49%, respectively, over the 2005 third quarter. For the three months ended September 30, 2006, average consolidated revenue per fracturing job in our North American operations increased 16% to $51,598 from $44,634 recorded in the corresponding period of 2005.

Operational Highlights

Canadian Operations

Calfrac's expansion into the deeper, more technically challenging geographic regions of the Western Canadian Sedimentary Basin continued to drive our Canadian operating and financial performance during the third quarter. To better serve this growing market, we expect to deploy additional fracturing, coiled tubing and cementing equipment to this area during the fourth quarter. Throughout the year, we have prudently managed equipment utilization in all service lines by redistributing crews to the higher activity operating areas. This strategy served us particularly well in the months of July and August, as Canadian operations were very active. Unfortunately, this positive momentum was impeded by wet weather conditions throughout the Company's operating regions during mid-September, and as a consequence, third quarter results were weaker than originally anticipated.

During the third quarter, utilization of our southern Alberta shallow gas fracturing equipment was consistent with the same period in 2005, despite being hampered somewhat by wet weather during mid-September.

Our coalbed methane ("CBM") operations were below expectations for the three-month period due to the impact of lower natural gas prices, wet operating conditions in September and producers struggling with land access, licensing and infrastructure issues. As a result, our year-over-year third quarter CBM job count was lower, with fourth quarter numbers also expected to be weaker than originally planned. However, our long-term contracts on three of our four fracturing spreads continue to provide a base level of activity.

We continue to maintain valuable long-term relationships, with six of our Canadian fracturing spreads, including CBM, currently under long-term take or pay contracts. During the fourth quarter, we expect to deploy one intermediate and one deep fracturing spread, one deep coiled tubing unit and six cementing

units to our Canadian operations with the majority of the equipment deployed to northwestern Alberta and northeastern British Columbia as we further expand these service lines through the addition of new equipment and state-of-the-art technologies combined with high quality, experienced personnel.

Throughout the second and third quarters and to date in the fourth quarter, we have been experiencing record levels of activity in our intermediate to deep coiled tubing and cementing service lines. Going forward, we expect these operations to comprise a larger part of the Company's overall revenue base. In addition, our deeper fracturing spreads continue to be in high demand as we leverage our experience and technologies into these more technically challenging basins.

United States Operations

In early March, our United States operations took delivery of a fourth deep fracturing spread that was utilized throughout the third quarter servicing our expanded customer base in the Grand Junction district of Colorado. Our U.S. operations continue to report record revenues as we add more state-of-the-art fracturing equipment and skilled operators along with new technology. Calfrac continues to pursue additional market opportunities in other fracturing basins as encouraged by major customers in these areas. We expect to deploy a fifth multi-pumper fracturing spread to the United States during the fourth quarter of 2006.

Russian Operations

During the second quarter, we began operating a third coiled tubing unit and our first multi-pumper fracturing spread from our Khanty-Mansiysk district in Western Siberia. We expect to add a fourth coiled tubing unit and a second fracturing spread to the Russian market during the first quarter of 2007. For the three-month period ended September 30, 2006, revenue from the Company's Russian operations increased 81% over the previous quarter. With a larger scale of operations, we anticipate continued financial and operating growth from this important geographic region.

Outlook

In response to the uncertain drilling markets of the Western Canadian Sedimentary Basin, we have proactively rationalized our operations and maximized cash flow by redeploying assets to regions with higher activity levels while cutting some discretionary facility expenditures from our capital program. Overall, we expect that the remainder of 2006 and the first quarter of 2007 will remain strong despite continued weakness in the CBM market and some reduction in shallow gas drilling activity. Calfrac's 2006 capital program is nearing completion with the majority of the new equipment expected to be deployed late in the fourth quarter, resulting in a year-end total of 27 fracturing spreads, 16 coiled tubing units and 17 cementing units. We believe that Calfrac is well positioned for significant future growth due to expanding our fleet of equipment in all of our pressure pumping service lines and geographic markets. This is further supported by strong technical expertise, an experienced management team and a solid base of long-term contracts with major customers. I look forward to reporting our progress throughout the remainder of the year and into 2007.

On behalf of the Board of Directors,

DOUGLAS R. RAMSAY
President & Chief Executive Officer

November 6, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") has been prepared by management as of November 6, 2006 and is a review of the financial condition and results of operations of the Company based on accounting principles generally accepted in Canada. Its focus is primarily a comparison of the unaudited financial performance for the three and nine months ended September 30, 2006 and 2005 and should be read in conjunction with the unaudited consolidated financial statements and accompanying notes. The annual consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

This MD&A contains the term cash flow from operations, which should not be considered an alternative to or more meaningful than cash flow from operating activities, as determined in accordance with Canadian GAAP, as an indicator of the Company's performance. Cash flow is defined as "Funds provided by operations" as reflected in the Consolidated Statement of Cash Flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.

All financial measures presented in this MD&A are expressed in Canadian dollars unless otherwise indicated.

## Performance Summary

Calfrac Well Services Ltd. ("Calfrac" or the "Company") generated strong financial results for the three and nine months ended September 30, 2006 primarily due to an expanded fleet of equipment in all service lines, improved performance from its Canadian operations located in the deeper, more technical areas of northern Alberta and northeastern British Columbia, and higher levels of activity in its United States and Russian operations. This solid financial performance was achieved despite lower industry drilling activity in Canada resulting from a decline in oil and gas commodity prices and inclement weather experienced during the month of September.

Revenue for the three months ended September 30, 2006 was $115.1 million, an increase of $37.7 million or 49% over the same period a year ago. Calfrac's third quarter net income rose 50% to $19.4 million or $0.54 per share (basic) compared to $12.9 million or $0.36 per share (basic) in the same period of 2005. Cash flow for the three-month period improved 49% to $27.6 million or $0.76 per share (basic) compared to $18.5 million or $0.51 per share (basic) recorded in the three months ended September 30, 2005.

During the first nine months of 2006, revenue increased 52% to $308.1 million compared to $202.7 million in the same period of 2005. Net income for the nine months ended September 30, 2006 rose 70% to $55.5 million or $1.53 per share (basic) from $32.7 million or $0.90 per share (basic) in the corresponding period of 2005. Calfrac's cash flow for the first three quarters of 2006 grew 63% to $76.4 million or $2.11 per share (basic) from $46.8 million or $1.29 per share (basic) in 2005.

## Revenue

### Canadian Operations

Revenue from Canadian operations for the third quarter of 2006 increased 25% to $86.5 million compared to $69.4 million recorded in the same period of 2005. Canadian fracturing revenue for the third quarter was $73.9 million compared to $65.4 million in the corresponding period a year ago. Year-over-year revenue was positively impacted by expanded equipment capacity, higher pricing for services that became effective on January 1, 2006 and increased activity in the deeper markets of central and northern Alberta and northeastern British Columbia. This was partially offset, however, by lower than expected coalbed methane ("CBM") activity levels as the industry

continued to address the impact of weaker commodity prices and the regulatory requirements for the licensing of these wells. Calfrac completed 1,530 Canadian fracturing jobs during the third quarter of 2006 for average revenue of $48,307 per job compared to 1,521 jobs for $43,021 per job in the same period of 2005. While the year-over-year job count increased only 1%, a 12% improvement in revenue per job resulted in higher quarterly revenue. Improved revenues, on a per job basis, were related to significant increases in the number of fracturing jobs in central and northern Alberta and northeastern British Columbia as noted above despite wet weather during early to mid-September.

For the nine months ended September 30, 2006, revenue from Canadian operations increased 29% to $238.2 million from $184.0 million in 2005, while Canadian fracturing revenue was $209.4 million compared to $171.3 million in the prior year. Year-over-year revenue increased primarily due to a larger fleet of equipment and higher revenue per job. During the first nine months of 2006, the Company completed 3,994 Canadian fracturing jobs for average revenue of $52,422 per job versus 4,000 jobs for $42,813 per job in 2005. The number of Canadian fracturing jobs completed by Calfrac was consistent on a year-over-year basis as a result of higher activity in central and northern Alberta and northeastern British Columbia being offset by lower shallow gas and CBM drilling activity. Revenue per job from fracturing operations for the first three quarters of 2006 improved 22% over the prior year due to a significant increase in the size of jobs in the deeper, more technical areas of Western Canada.

Revenue from coiled tubing operations for the three months ended September 30, 2006 was $6.0 million compared to $1.8 million in the corresponding period of 2005. The total number of jobs completed in the third quarter of 2006 was 1,781 for average revenue of $3,367 per job compared to 1,496 jobs for $1,228 per job in 2005. Revenue per job increased 174% due primarily to two additional coiled tubing units servicing the deeper basin markets of northern Alberta and northeastern British Columbia, which resulted in higher levels of activity and per job revenues relative to the prior year. During the third quarter of 2005, the coiled tubing fleet was exclusively focused on shallow gas operations in southern Alberta, which historically have lower revenues per job. In addition, Calfrac transferred two deep coiled tubing units from Western Canada to Russia during the second and third quarters of 2005, which decreased the revenue and number of jobs completed in the comparative quarter. Consistent with fracturing operations, shallow coiled tubing operations were negatively affected by the decline in shallow gas drilling activity and the weather related issues in September 2006.

During the first nine months of 2006, revenue from coiled tubing operations was $13.0 million compared to $7.2 million in 2005 with 3,953 total jobs completed for average revenue of $3,300 per job versus 3,539 jobs for $2,029 per job in the 2005 nine-month period. Coiled tubing operations in the first three quarters of 2006 benefited from the completion of more jobs in the deeper, more technical portions of the Western Canadian Sedimentary Basin compared to the same period in 2005.

Revenue from the Company's cementing operations totaled $6.6 million for the three months ended September 30, 2006, a 210% increase over the $2.1 million recorded in the same period a year ago. The Company completed 558 jobs during the third quarter for average revenue of $11,739 per job compared to 243 jobs for $8,709 per job in the same quarter of the prior year. The increases in revenue, job count and revenue per job related to the deployment of two additional twin cementing units focused on the deeper, more technical formations in central and northern Alberta. The results also reflect continued momentum from the integration of cementing operations into the Company's overall sales and marketing efforts. As at September 30, 2006, the Company was operating 11 cementing units compared to 8 units in 2005.

For the first nine months of 2006, revenue from cementing operations was $15.8 million compared to $5.6 million for the same period of 2005. Calfrac completed 1,494 jobs for average revenue of $10,549 per job during the first nine months of 2006 versus 718 jobs for $7,826 per job in the 2005 nine-month period. The increase in the year-to-date results reflects a larger fleet of equipment as noted above and a larger presence in the deeper market of central

and northern Alberta.

United States Operations

Revenue from United States operations totaled $21.4 million for the three months ended September 30, 2006 versus $8.0 million recorded in 2005. The 167% improvement was directly related to a larger fleet of equipment and higher levels of activity. The Company deployed one fracturing spread late in 2005 to service eastern Colorado and an additional deep fracturing spread to the Piceance Basin in March 2006. During the third quarter, the Company completed 316 U.S. fracturing jobs for average revenue of $67,532 per job compared to 124 jobs for $64,422 per job in 2005. The year-over-year increase in revenue per job was partially offset by a weaker U.S. dollar.

For the nine months ended September 30, 2006, revenue from U.S. operations increased 207% or $38.6 million to $57.2 million from $18.6 million recorded in the same period of 2005. During the first nine months of 2006, Calfrac completed 899 U.S. fracturing jobs for average revenue of $63,446 per job compared to 276 jobs for $67,541 per job recorded a year ago. As outlined above, a larger fleet of equipment combined with high activity levels in the Piceance Basin of western Colorado were the primary drivers for the improved financial performance. On a year-over-year basis, revenue per job in U.S. dollars increased, but was more than offset by a weaker U.S. dollar.

Russian Operations

Calfrac entered the Russian well service market in the fall of 2005 with two deep coiled tubing units. An additional coiled tubing unit began operating in May 2006 and the Company's first fracturing spread commenced operations in the Khanty-Mansiysk region of Western Siberia during June 2006. Calfrac expects to deploy an additional fracturing spread and coiled tubing unit, which will become operational during the first quarter of 2007. For the third quarter of 2006, the Company's revenue from Russian operations increased 81% or $3.3 million to $7.3 million from $4.0 million recorded during the second quarter and $1.3 million in the first quarter of the year. With the larger scale of its operations, the Company expects improved financial and operating performance from this segment in the future.

Gross Margin

The Company's consolidated gross margin was $36.5 million for the three months ended September 30, 2006 compared to $25.7 million in the third quarter of 2005. As a percentage of revenue, consolidated gross margin was 32% compared to 33% in the same period of 2005. As a percentage of revenue, consolidated gross margin for the quarter ended September 30, 2006 was slightly lower than the comparative period primarily as a result of start-up costs related to Calfrac's Russian operations. For the nine months ended September 30, 2006, consolidated gross margin increased $35.1 million to $100.9 million due primarily to a larger equipment fleet and strong activity levels in the Rocky Mountain region of the United States and the deep basin in Western Canada. Consolidated gross margin as a percentage of revenue improved to 33% for the first nine months of 2006 from 32% recorded in the corresponding period of 2005 due primarily to higher Canadian fracturing revenues per job and improved financial performance from the Company's U.S. operations. This was partially offset by costs associated with the commencement of Calfrac's Russian operations.

Expenses

Operating Expenses

Operating costs increased 52% during the third quarter of 2006 to $78.6 million from $51.7 million in the same period of 2005. For the nine months ended September 30, 2006, operating costs rose 51% to $207.2 million compared to $136.9 million recorded in the comparable period a year ago. The increase

in operating expenses was primarily due to the higher levels of activity in the third quarter of 2006 compared to that recorded in 2005. Higher district costs were also incurred during the third quarter of 2006 in order to support the rollout of additional fracturing, coiled tubing and cementing units expected to take place during the fourth quarter of the year. The Company has been proactive in hiring and training field personnel in advance of these new equipment deployments. Additional start-up costs were also incurred related to the deployment of an additional coiled tubing unit and deep fracturing spread to the new operations district located at Khanty-Mansiysk in Western Siberia during the second quarter of 2006.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses were $7.4 million for the quarter ended September 30, 2006 compared to $7.3 million for the same three-month period in 2005. As a percentage of revenue, SG&A expenses decreased to 6% in the third quarter of 2006 compared to 9% in the corresponding period a year ago. During the first nine months of 2006, SG&A expenses increased $0.1 million to $20.4 million from $20.3 million recorded in 2005. As a percentage of revenue, SG&A expenses decreased to 7% in the nine months ended September 30, 2006 from 10% in the same period a year ago. This was primarily attributed to higher revenue resulting from the expanded fleet capacity and higher levels of activity in the deeper areas of the Western Canadian Sedimentary Basin and the Company's U.S. operations. Calfrac recorded higher bonus expenses for the three and nine months ended September 30, 2006 compared to the same periods of 2005 due to a larger base of employees and increased profitability. These higher costs were partially offset by lower stock-based compensation expenses. Stock-based compensation expenses for the third quarter of 2006 were $0.7 million compared to $1.8 million in the same period of 2005. On a year-to-date basis, the Company had stock-based compensation expenses of $2.0 million compared to $4.0 million for the first nine months of 2005. Additionally, the Company incurred costs related to the start-up of coiled tubing operations in Russia for the three and nine months ended September 30, 2005 of $0.4 million and $1.4 million, respectively.

Interest, Depreciation and Other Expenses

Net interest expense in the third quarter of 2006 was $0.8 million compared to $11,000 in the corresponding period of 2005. For the nine months ended September 30, 2006, net interest expense increased $1.8 million to $1.6 million from $0.2 million of net interest income in the 2005 nine-month period. Year-over-year net interest expense increased primarily as a result of drawing on the Company's debt facilities to assist in funding the Company's 2006 capital program. Depreciation expense for the third quarter of 2006 rose 50% to $6.9 million from $4.6 million in the third quarter of 2005 and increased $5.7 million to $18.1 million for the nine months ended September 30, 2006 from the same period in 2005. Depreciation expense was higher primarily due to equipment additions made during the latter half of 2005 and throughout 2006. As at September 30, 2006, Calfrac was operating an additional six fracturing spreads, three coiled tubing units and three cementing units when compared to September 30, 2005.

Income Tax

The Company recorded income tax expense of $2.5 million for the three months ended September 30, 2006 compared to $0.7 million in the same period a year ago. Current tax expense for the third quarter was $1.9 million, which was largely attributed to the profitability of the Company's U.S. operations, compared to an expense of $0.4 million in the corresponding period of 2005. Calfrac's future income tax expense increased from $0.3 million recorded in the three months ended September 30, 2005 to $0.6 million for the 2006 three-month period. The reduction in Alberta's provincial tax rates had an immaterial effect on Calfrac due to tax attributes on the Company's balance sheet during the quarter resulting from tax pools associated with the

amalgamation with Denison Energy Inc. in March 2004. During the first nine months of 2006, the Company had an income tax expense of $5.9 million compared to $0.5 million for the same period in 2005. Current tax expense for the first nine months of 2006, which primarily related to the profitability of the Company's U.S. operations, was $4.7 million compared to $0.2 million for the same period a year ago. As a result of the business combination with Denison Energy Inc. noted above, Calfrac significantly reduced its current income tax related to Canadian operations and anticipates similar reductions will be recorded over the remainder of 2006. Future income tax expense of $1.2 million was recorded for the first nine months of 2006 versus $0.3 million in the comparative period of 2005. The drawdown of the Company's Canadian tax attributes and the timing of some deductions related to its U.S. operations resulted in higher future income tax expense. These amounts were partially offset by recording a tax asset of $1.4 million associated with the start-up losses related to the Company's Russian initiative during the second quarter.

Net Income

During the third quarter of 2006, the Company recorded net income of $19.4 million or $0.54 per share (basic) compared to net income of $12.9 million or $0.36 per share (basic) a year ago. Improved earnings resulted from strong financial results produced by the Company's Canadian and U.S. operations. For the nine months ended September 30, 2006, net income was $55.5 million or $1.53 per share (basic) compared to $32.7 million or $0.90 per share (basic) in 2005. This growth in earnings was due to increased revenue resulting from a larger fleet of equipment and a stronger operating focus on the deeper, more technically challenging basins in northern Alberta, northeastern British Columbia and the U.S. Rocky Mountains.

Cash Flow

Cash flow for the three months ended September 30, 2006 was $27.6 million or $0.76 per share (basic) compared to $18.5 million or $0.51 per share (basic) recorded in the same quarter of 2005. During the first nine months of 2006, cash flow was $76.4 million or $2.11 per share (basic) compared to $46.8 million or $1.29 per share (basic) in the same period of 2005. During 2006, cash flow was used to partially finance the Company's capital expenditures and fund operations.

<<

Summary of Quarterly Results

| Three Months Ended | Dec.31, 2004 | Mar.31, 2005 | Jun.30, 2005 | Sep.30, 2005 |
|---|---|---|---|---|
| (000s, except per share data) | ($) | ($) | ($) | ($) |
| (unaudited) | | | | |
| Financial | | | | |
| Revenue | 82,477 | 80,694 | 44,619 | 77,377 |
| Gross margin | 34,346 | 32,437 | 7,630 | 25,694 |
| Net income (loss) | 23,134 | 21,670 | (1,876) | 12,947 |
| Per share - basic(1) | 0.64 | 0.60 | (0.05) | 0.36 |
| - diluted(1) | 0.64 | 0.59 | (0.05) | 0.35 |
| Cash flow(2) | 28,156 | 26,015 | 2,280 | 18,503 |
| Per share - basic (1) | 0.78 | 0.72 | 0.06 | 0.51 |
| - diluted(1) | 0.78 | 0.71 | 0.06 | 0.51 |
| EBITDA(3) | 27,950 | 25,339 | 1,907 | 18,234 |
| Per share - basic(1) | 0.77 | 0.70 | 0.05 | 0.50 |
| - diluted(1) | 0.77 | 0.69 | 0.05 | 0.50 |
| Capital expenditures | 14,846 | 22,108 | 25,653 | 29,241 |
| Working capital | 52,343 | 49,103 | 22,301 | 12,962 |
| Shareholders' equity | 174,956 | 197,091 | 192,508 | 207,679 |
| | (No.) | (No.) | (No.) | (No.) |

| | | | | |
|---|---|---|---|---|
| Operating | | | | |
| Fracturing spreads | | | | |
| Conventional | 12 | 13 | 13 | 13 |
| Coalbed methane | 2 | 3 | 4 | 4 |
| Total | 14 | 16 | 17 | 17 |
| Coiled tubing units | | | | |
| Shallow | 9 | 9 | 9 | 9 |
| Deep | 2 | 2 | 2 | 2 |
| Total | 11 | 11 | 11 | 11 |
| Cementing units | 4 | 5 | 6 | 8 |

| Three Months Ended | Dec.31, 2005 | Mar.31, 2006 | Jun.30, 2006 | Sep.30, 2006 |
|---|---|---|---|---|
| (000s, except per share data) (unaudited) | ($) | ($) | ($) | ($) |
| Financial | | | | |
| Revenue | 111,634 | 126,010 | 66,973 | 115,112 |
| Gross margin | 43,336 | 49,927 | 14,446 | 36,500 |
| Net income (loss) | 27,372 | 34,556 | 1,569 | 19,418 |
| Per share - basic(1) | 0.75 | 0.95 | 0.04 | 0.54 |
| - diluted(1) | 0.75 | 0.94 | 0.04 | 0.53 |
| Cash flow(2) | 33,794 | 41,656 | 7,208 | 27,560 |
| Per share - basic (1) | 0.93 | 1.15 | 0.20 | 0.76 |
| - diluted(1) | 0.92 | 1.13 | 0.20 | 0.76 |
| EBITDA(3) | 34,131 | 42,736 | 8,761 | 29,614 |
| Per share - basic(1) | 0.94 | 1.18 | 0.24 | 0.82 |
| - diluted(1) | 0.93 | 1.16 | 0.24 | 0.81 |
| Capital expenditures | 20,612 | 50,631 | 36,501 | 23,931 |
| Working capital | 39,396 | 37,071 | 28,741 | 31,158 |
| Shareholders' equity | 234,021 | 271,084 | 267,559 | 287,616 |
| | (No.) | (No.) | (No.) | (No.) |
| Operating | | | | |
| Fracturing spreads | | | | |
| Conventional | 17 | 18 | 19 | 19 |
| Coalbed methane | 4 | 4 | 4 | 4 |
| Total | 21 | 22 | 23 | 23 |
| Coiled tubing units | | | | |
| Shallow | 9 | 9 | 9 | 9 |
| Deep | 2 | 3 | 5 | 5 |
| Total | 11 | 12 | 14 | 14 |
| Cementing units | 9 | 9 | 11 | 11 |

(1) Historical per share information has been adjusted for the two-for-one stock split approved by shareholders on February 7, 2005.

(2) Cash flow is defined as "Funds provided by operations" as reflected in the Consolidated Statement of Cash Flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.

(3) EBITDA represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under Canadian GAAP as the calculation of EBITDA is not always used consistently by reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequently used by securities analysts and others in evaluating companies and their ability to service debt.

>>

Liquidity and Capital Resources

For the three and nine-month periods ended September 30, 2006, the Company generated cash flow of $27.6 million and $76.4 million, respectively. As at September 30, 2006, Calfrac had positive working capital of $31.2 million. Long-term debt, net of current portion, totaled $39.3 million. During the third quarter, the Company repaid approximately $2.8 million of long-term debt.

Capital expenditures for the three and nine months ended September 30, 2006 were $23.9 million and $111.1 million, respectively. A portion of the year-to-date expenditures related to the completion of the 2005 capital program, including the construction of a conventional fracturing spread, which was deployed to the Rocky Mountain region of the United States and a fracturing spread that was deployed to the Russian well service market during the second quarter of 2006. The Company also incurred expenditures related to the completion of two coiled tubing and two cementing units, which were deployed during the second quarter. The remaining portion of the capital expenditures related to the 2006 capital budget, which includes the construction of four additional fracturing spreads, two deep coiled tubing units, six cementing units, high pressure fracturing and nitrogen pumpers, transportation equipment, as well as additional infrastructure required to support the Company's operations. One of the fracturing spreads will operate in the intermediate conventional fracturing market in Alberta and the three remaining fracturing spreads will be focused on deeper, more technical markets. Of these fracturing spreads, one will operate in the Canadian market, the second spread is expected to be deployed to the United States and the third spread is anticipated to be deployed to the Russian well services market. It is anticipated that the majority of the additional equipment will become operational late in the fourth quarter of 2006 with the exception of the Russian fracturing spread and coiled tubing unit, which will not be deployed until the first quarter of 2007. Upon completion of the 2006 capital program, Calfrac will have 27 fracturing spreads, 16 coiled tubing units and 17 cementing units in operation.

Calfrac is currently in the final stages of completing documentation for increases in its operating and term credit facilities. The Company has negotiated an increase to its operating line of credit to $25.0 million. The Company has drawn $5.1 million on its operating line of credit as at the date of this report. Calfrac has also negotiated an increase to its revolving term loan to $125.0 million. As at the date of this report, the Company has drawn $49.4 million of this facility.

On February 7, 2005, the shareholders of the Company voted in favour of a two-for-one subdivision of the Company's common shares. Common shares began trading on a split basis on the Toronto Stock Exchange on February 17, 2005. As at the date of this report, the Company has 36,383,008 common shares outstanding.

Pursuant to Calfrac's dividend policy, the Company intends to declare a semi-annual dividend in mid-December with payment to be made early in January 2007. The Company will announce additional information regarding the dividend upon its approval by the Board of Directors.

With its current working capital position, available credit facilities and anticipated cash flow, Calfrac expects to have adequate resources to fund its financial obligations for the balance of 2006 and beyond.

Critical Accounting Estimates

This MD&A is based on Calfrac's consolidated financial statements that have been prepared in accordance with Canadian GAAP. The Company's significant accounting policies are described in note 2 to the annual consolidated financial statements as at December 31, 2005. The preparation of the consolidated financial statements requires that certain estimates and judgements be made concerning the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management's judgement. Anticipating future events involves uncertainty, and consequently, the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the environment in which the Company operates changes. The accounting estimates that have the greatest impact on the Company's financial results are depreciation, results of legal action, taxation and valuation of stock option benefits.

Depreciation of the Company's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Company's property and equipment.

As described in note 10 to the annual consolidated financial statements, the amount of the future tax asset and deferred tax credit in respect of the income tax pools available to the Company were based on tax filings to date. The income tax rates used to calculate the amount of the asset are based on available information on future income tax rates. The income tax authorities have not audited all of these pools.

As described in note 8 to the interim consolidated financial statements, the Company is involved in a number of legal actions in Greece. Management evaluates the likelihood of potential liabilities being incurred and the amount of such liabilities after careful examination of available information and discussions with its legal advisors. As these actions have yet to reach a status where the direction of a court's decision can be determined with any reliability, management is unable to determine its potential exposure to these legal actions at this time. The Company does not expect these claims to be material.

Outlook

Activity levels in Western Canada have been impacted by the weakness in short-term natural gas commodity prices. The Petroleum Services Association of Canada's ("PSAC") 2006 drilling forecast for the Western Canadian Sedimentary Basin is 23,900 wells, with the vast majority directed towards natural gas exploration and development activities. Calfrac expects that CBM and shallow gas drilling activity in southern Alberta will remain weak throughout the final quarter of 2006, but the Company is protected somewhat by its long-term take or pay contractual relationships. It is particularly encouraged by the growth that has been experienced in all of its service lines in the deeper, more technical markets of northern Alberta and northeastern British Columbia. The Company plans to add one intermediate and one deep fracturing spread, one coiled tubing unit and three cementing units for the upcoming winter drilling season. Calfrac's coiled tubing and cementing operations experienced positive momentum in the first nine months of 2006, which is expected to continue with the deployment of additional equipment during the final quarter of the year. PSAC recently published its 2007 drilling forecast, which indicates that 21,500 wells will be completed next year, with a strong focus on natural gas drilling activities. While this represents an approximate 10% reduction in year-over-year well count, this would still constitute one of the most active years of drilling in the history of Western Canada.

The Company continues to be encouraged by the performance of its United States operations. The larger equipment fleet in the U.S. Rocky Mountains has resulted in improved financial results compared to the previous year. Contrary to the reduction in drilling activity in Western Canada, activity surrounding its U.S. operations has remained strong throughout the third quarter, thereby providing the foundation for continued strength for the remainder of 2006 and into 2007. The deployment of a fifth fracturing spread into this market during the fourth quarter of 2006 should further enhance the financial performance of

this region.

With the deployment of a conventional fracturing spread and an additional coiled tubing unit to Russia during the second quarter of 2006, the Company has reported stronger financial results from this geographic segment during the current quarter. Calfrac expects that with the addition of a second fracturing spread into the Russian market during the first quarter of 2007, this region's financial performance will continue to improve.

Risks and Uncertainties

This document contains forward-looking statements based on current expectations that involve a number of business risks and uncertainties. The factors that could cause results to differ materially include, but are not limited to, national and global economic conditions, legislation by governments in the regions in which the Company operates, crude oil and natural gas prices, foreign currency fluctuations, impact of the Kyoto Protocol, weather conditions, the ability of oil and gas companies to raise capital, and other unforeseen circumstances that could impact the use of services provided by Calfrac.

Third Quarter Conference Call

Calfrac will be conducting a conference call for interested analysts, brokers, investors and media representatives to review its third quarter results at 10:00 a.m. (Calgary time) on Wednesday, November 8, 2006. The conference call dial-in number is 1-866-250-4910 or 416-644-3431. The seven-day replay number is 1-877-289-8525 or 416-640-1917 and enter 21208056 followed by the number sign. A webcast of the conference call may be accessed via the Company's website at www.calfrac.com.

Calfrac Well Services Ltd. is a leading provider of specialized oilfield services, including fracturing, coiled tubing, cementing and well stimulation services, which are designed to increase the production of hydrocarbons from wells drilled throughout Western Canada, the Rocky Mountain region of the United States and Russia. The common shares of Calfrac are listed for trading on the Toronto Stock Exchange under the symbol CFW. For additional information, visit the Company's website at www.calfrac.com.

SEDAR

Additional information relating to the Company, including its Annual Information Form, can be accessed on the Company's website at www.calfrac.com and on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

Forward-Looking Statements

Certain statements contained in this report, including statements that may contain words such as "anticipates," "can," "may," "expect," "believe or believes" and "will" and similar expressions are forward-looking statements. These statements may include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events, and trends in the oil and gas industry. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions and expected future developments, and other factors that it believes are appropriate in the circumstances. These statements or predictions are subject to a number of known and unknown risks and uncertainties, which are discussed previously in this report, that could cause actual results to differ materially from the Company's expectations. Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such

forward-looking statements, whether as a result of new information, future events or otherwise.

<<

CONSOLIDATED BALANCE SHEETS

| As at | September 30, 2006 | December 31, 2005 |
|---|---|---|
| (000s) (unaudited) | ($) | ($) |
| Assets | | |
| Current assets | | |
| Cash and cash equivalents | 5,127 | - |
| Accounts receivable | 80,714 | 91,693 |
| Inventory | 10,015 | 6,145 |
| Prepaid expenses and deposits | 5,619 | 2,219 |
| | 101,475 | 100,057 |
| Capital assets | 291,144 | 198,302 |
| Long-term investment | 396 | 324 |
| Goodwill | 6,003 | 6,003 |
| Future income taxes | 14,264 | 32,129 |
| | 413,282 | 336,815 |
| Liabilities | | |
| Current liabilities | | |
| Bank indebtedness | - | 10,813 |
| Accounts payable and accrued liabilities | 57,934 | 46,748 |
| Income taxes payable | 1,308 | 485 |
| Current portion of long-term debt | 11,075 | 2,615 |
| | 70,317 | 60,661 |
| Long-term debt | 39,250 | 8,000 |
| Other long-term liabilities | 4,919 | 6,306 |
| Deferred credit | 11,180 | 27,827 |
| | 125,666 | 102,794 |
| Shareholders' equity | | |
| Capital stock (note 4) | 139,732 | 138,767 |
| Shares held in trust (note 5) | (3,869) | (1,385) |
| Contributed surplus | 3,701 | 2,317 |
| Retained earnings | 148,052 | 94,322 |
| | 287,616 | 234,021 |
| | 413,282 | 336,815 |

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

| | Three Months Ended September 30, | | Nine Months Ended September 30, | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| (000s, except per share | | | | |

| data) (unaudited) | ($) | ($) | ($) | ($) |
|---|---|---|---|---|
| Revenue | 115,112 | 77,377 | 308,096 | 202,690 |
| Expenses | | | | |
| Operating | 78,612 | 51,683 | 207,223 | 136,929 |
| Selling, general and administrative | 7,395 | 7,301 | 20,421 | 20,319 |
| Equity share of income from long-term investments | (2) | (67) | (72) | (324) |
| Other expenses (income) | (602) | 95 | (679) | 131 |
| Loss on disposal of capital assets | 95 | 131 | 92 | 155 |
| | 85,498 | 59,143 | 226,985 | 157,210 |
| | 29,614 | 18,234 | 81,111 | 45,480 |
| Depreciation | 6,897 | 4,603 | 18,078 | 12,403 |
| Amortization of intangibles | - | - | - | 37 |
| Interest expense (income) | 831 | 11 | 1,639 | (196) |
| Income before income taxes | 21,886 | 13,620 | 61,394 | 33,236 |
| Income tax expense | | | | |
| Current | 1,876 | 348 | 4,634 | 224 |
| Future | 592 | 325 | 1,217 | 292 |
| | 2,468 | 673 | 5,851 | 516 |
| Income before non-controlling interest | 19,418 | 12,947 | 55,543 | 32,720 |
| Non-controlling interest | - | - | - | (21) |
| Net income for the period | 19,418 | 12,947 | 55,543 | 32,741 |
| Retained earnings, beginning of period | 128,634 | 55,817 | 94,322 | 37,832 |
| Dividends | - | - | (1,813) | (1,809) |
| Retained earnings, end of period | 148,052 | 68,764 | 148,052 | 68,764 |
| Earnings per share | | | | |
| Basic | 0.54 | 0.36 | 1.53 | 0.90 |
| Diluted | 0.53 | 0.35 | 1.52 | 0.90 |

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Three Months Ended September 30, | | Nine Months Ended September 30, | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| (000s) (unaudited) | ($) | ($) | ($) | ($) |
| Cash provided by (used in) | | | | |
| Operating activities | | | | |

| | | | | |
|---|---|---|---|---|
| Net income for the period | 19,418 | 12,947 | 55,543 | 32,741 |
| Items not involving cash | | | | |
| Depreciation and amortization | 6,897 | 4,603 | 18,078 | 12,440 |
| Stock-based compensation | 560 | 564 | 1,567 | 1,515 |
| Equity share of income from long-term investments | (2) | (67) | (72) | (324) |
| Loss on disposal of capital assets | 95 | 131 | 92 | 155 |
| Future income taxes | 592 | 325 | 1,217 | 292 |
| Non-controlling interest | - | - | - | (21) |
| Funds provided by operations | 27,560 | 18,503 | 76,425 | 46,798 |
| Net change in non-cash operating assets and liabilities | (8,154) | (13,915) | 11,609 | 7,186 |
| | 19,406 | 4,588 | 88,034 | 53,984 |
| Financing activities | | | | |
| Issue of long-term debt | - | - | 45,000 | 2,013 |
| Long-term debt repayments | (2,824) | (2,161) | (5,290) | (6,466) |
| Dividends | - | - | (1,813) | (1,809) |
| Net proceeds on issuance of common shares | 79 | 1,660 | 782 | 1,660 |
| Purchase of common shares | - | - | (3,869) | (1,385) |
| | (2,745) | (501) | 34,810 | (5,987) |
| Investing activities | | | | |
| Purchase of capital assets | (23,931) | (29,241) | (111,063) | (77,002) |
| Proceeds on disposal of capital assets | - | 20 | 4,159 | 49 |
| Acquisition of subsidiary, net of cash acquired | - | - | - | (3,000) |
| | (23,931) | (29,221) | (106,904) | (79,953) |
| Increase (decrease) in cash position | (7,270) | (25,134) | 15,940 | (31,956) |
| Cash and cash equivalents (bank indebtedness), beginning of period | 12,397 | 21,008 | (10,813) | 27,830 |
| Cash and cash equivalents (bank indebtedness), end of period | 5,127 | (4,126) | 5,127 | (4,126) |

See accompanying notes to the consolidated financial statements.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2006
(000s, except per share data) (unaudited)

## 1. Basis of Presentation

The interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. The interim financial statements should be read in conjunction with the most recent annual financial statements.

## 2. Seasonality of Operations

The business of Calfrac Well Services Ltd. (the "Company") is seasonal in nature. The lowest activity levels are experienced during the second quarter of the year when road weight restrictions are in place and access to wellsites in Canada is reduced.

## 3. Summary of Significant Accounting Policies

The interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements.

## 4. Capital Stock

Authorized capital stock consists of an unlimited number of common shares.

| Continuity of Common Shares (year-to-date) | Shares | Amount |
|---|---|---|
| | (No.) | ($) |
| Balance, January 1, 2006 | 36,333,276 | 138,767 |
| Issued upon exercise of stock options | 49,732 | 965 |
| Balance, September 30, 2006 | 36,383,008 | 139,732 |

## 5. Shares Held in Trust

The Company has established a Trust to purchase and hold Company stock on behalf of certain employees who have elected to receive a portion of their annual bonus entitlement in the form of Company shares. In the second quarter of 2006, 113,508 shares were purchased on the open market at a cost of $3,869 (2005 - 43,637 shares at a cost of $1,385). These shares vest with employees in March of the year following their purchase at which time they are distributed to those individuals participating in the plan. Shares held within the Trust are not considered outstanding for purposes of calculating basic earnings per share, but are included in the calculation of diluted earnings per share.

## 6. Stock Options

| Continuity of Stock Options (year-to-date) | Options | Average Exercise Price |
|---|---|---|

| | (No.) | ($) |
|---|---|---|
| Outstanding, January 1, 2006 | 818,578 | 18.39 |
| Granted during the period | 312,100 | 30.33 |
| Exercised for common shares | (49,732) | 15.73 |
| Forfeited | (27,700) | 26.49 |
| Balance, September 30, 2006 | 1,053,246 | 21.84 |

All stock options vest equally over three years and expire three and one-half years from the date of grant. When stock options are exercised, the proceeds, together with the amount of compensation expense previously recorded in contributed surplus, is added to capital stock.

7. Related Party Transactions

For the nine months ended September 30, 2006, the Company purchased $17,153 (2005 - $11,318) of products and services from a company in which it holds a 30% equity interest. At September 30, 2006, accounts payable included $4,951 of indebtedness to this related party (September 30, 2005 - $2,725).

8. Contingencies

As a result of the acquisition and amalgamation with Denison Energy Inc. ("Denison") in 2004, the Company assumed certain legal obligations relating to Denison's Greek operations.

In 1998, a consortium in which a Greek subsidiary of Denison participated, terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of employees have filed claims alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that compensation was due to the employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of employees has filed an appeal with the Supreme Court of Greece, which is scheduled to be heard on November 14, 2006.

Several other smaller groups of employees have filed similar cases in various courts in Greece. Some of these cases were heard in 2004. In general, the finding of these courts has been that the termination of the employees was valid and in some instances have awarded the employees immaterial amounts of additional compensation and in one case have referred the matter back to a lower court to be reheard based on more specific grounds.

As a result of the above-mentioned court hearings, a majority of the number of former employees with respect to these smaller groups of claimants have received payment of the immaterial amounts awarded to them and waived their right of recourse to the Supreme Court of Greece. The remainder have filed an appeal to the Supreme Court of Greece or have advised that they are waiting for the outcome of the November 14, 2006 hearing of the Supreme Court of Greece before proceeding further.

The direction and financial consequence of the potential decision in

these actions cannot be determined at this time.

9. Segmented Information

The Company's activities are conducted in three geographic segments: Canada, the United States and Russia. All activities are related to fracturing, coiled tubing, cementing and well stimulation services for the oil and gas industry.

| | Canada | Russia | United States | Inter-segment Elimi-nations | Consol-idated |
|---|---|---|---|---|---|
| (000s) | ($) | ($) | ($) | ($) | ($) |
| Three Months Ended September 30, 2006 | | | | | |
| Revenue | 86,457 | 7,294 | 21,361 | - | 115,112 |
| Operating income (loss)(1) | 22,021 | (148) | 7,232 | - | 29,105 |
| Segmented assets | 403,972 | 55,048 | 26,061 | (71,799) | 413,282 |
| Capital expenditures | 21,539 | 2,279 | 104 | 9 | 23,931 |
| Goodwill | 6,003 | - | - | - | 6,003 |
| Three Months Ended September 30, 2005 | | | | | |
| Revenue | 69,389 | - | 7,988 | - | 77,377 |
| Operating income(1) | 17,331 | - | 1,062 | - | 18,393 |
| Segmented assets | 293,283 | - | 14,618 | (12,235) | 295,666 |
| Capital expenditures | 26,318 | - | 2,923 | - | 29,241 |
| Goodwill | 6,003 | - | - | - | 6,003 |
| Nine Months Ended September 30, 2006 | | | | | |
| Revenue | 238,181 | 12,677 | 57,238 | - | 308,096 |
| Operating income (loss)(1) | 64,288 | (3,061) | 19,225 | - | 80,452 |
| Segmented assets | 403,972 | 55,048 | 26,061 | (71,799) | 413,282 |
| Capital expenditures | 81,089 | 27,681 | 1,981 | 312 | 111,063 |
| Goodwill | 6,003 | - | - | - | 6,003 |
| Nine Months Ended September 30, 2005 | | | | | |
| Revenue | 184,049 | - | 18,641 | - | 202,690 |
| Operating income(1) | 44,034 | - | 1,408 | - | 45,442 |
| Segmented assets | 293,283 | - | 14,618 | (12,235) | 295,666 |
| Capital expenditures | 71,548 | - | 5,454 | - | 77,002 |
| Goodwill | 6,003 | - | - | - | 6,003 |

1. Operating income is defined as revenue less operating expenses and selling, general and administration expenses.

Note: Assets operated by the Company's U.S. subsidiary were acquired through a lease arrangement with the Canadian parent Company. The cost base of these assets was $54.4 million at September 30, 2006 ($28.7 million at September 30, 2005).

>>

%SEDAR: 00002062E

/For further information: Douglas R. Ramsay, President and Chief Executive Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381; Tom J. Medvedic, Vice President, Finance and Chief Financial Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381/
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 22:30e 07-NOV-06


TOTAL
ANK VOLUME

# SERVICE FIRST Q3





**CALFRAC WELL SERVICES LTD.** › THIRD QUARTER INTERIM REPORT
For the Three and Nine Months Ended September 30, 2006

## HIGHLIGHTS ›

| | Three Months Ended September 30, | | | Nine Months Ended September 30, | | |
|---|---|---|---|---|---|---|
| | **2006** | 2005 | Change | **2006** | 2005 | Change |
| (000s, except per share data) (unaudited) | $ | $ | % | $ | $ | % |
| **Financial** | | | | | | |
| Revenue | **115,112** | 77,377 | 49 | **308,096** | 202,690 | 52 |
| Gross margin | **36,500** | 25,694 | 42 | **100,873** | 65,761 | 53 |
| Net income | **19,418** | 12,947 | 50 | **55,543** | 32,741 | 70 |
| Per share – basic | **0.54** | 0.36 | 50 | **1.53** | 0.90 | 70 |
| – diluted | **0.53** | 0.35 | 51 | **1.52** | 0.90 | 69 |
| Cash flow (1) | **27,560** | 18,503 | 49 | **76,425** | 46,798 | 63 |
| Per share – basic | **0.76** | 0.51 | 49 | **2.11** | 1.29 | 64 |
| – diluted | **0.76** | 0.51 | 49 | **2.09** | 1.28 | 63 |
| EBITDA (2) | **29,614** | 18,234 | 62 | **81,111** | 45,480 | 78 |
| Per share – basic | **0.82** | 0.50 | 64 | **2.23** | 1.26 | 77 |
| – diluted | **0.81** | 0.50 | 62 | **2.21** | 1.24 | 78 |
| Working capital | **31,158** | 12,962 | 140 | **31,158** | 12,962 | 140 |
| Shareholders' equity | **287,616** | 207,679 | 38 | **287,616** | 207,679 | 38 |
| Weighted average common shares outstanding (#) | | | | | | |
| Basic | **36,265,315** | 36,188,133 | – | **36,291,688** | 36,194,156 | – |
| Diluted | **36,496,931** | 36,619,113 | – | **36,626,990** | 36,566,323 | – |
| | | | | # | # | % |
| **Operating** | | | | | | |
| Fracturing spreads at period end | | | | | | |
| Conventional fracturing | | | | **19** | 13 | 46 |
| Coalbed methane | | | | **4** | 4 | – |
| Total | | | | **23** | 17 | 35 |
| Coiled tubing units | | | | | | |
| Shallow | | | | **9** | 9 | – |
| Deep | | | | **5** | 2 | 150 |
| Total | | | | **14** | 11 | 27 |
| Cementing units | | | | **11** | 8 | 38 |

1. Cash flow is defined as "Funds provided by operations" as reflected in the Consolidated Statements of Cash Flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.
2. EBITDA represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under Canadian GAAP as the calculation of EBITDA is not always used consistently by reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequently used by securities analysts and others in evaluating companies and their ability to service debt.

# President's Message

I am pleased to present the highlights for the three months ended September 30, 2006, the developments to date in the year's fourth quarter and an outlook for the remainder of the year.

**FINANCIAL HIGHLIGHTS ›**

During the third quarter of 2006, Calfrac achieved record revenues of $115.1 million, a 49% increase over the same period in 2005. We posted net income of $19.4 million or $0.54 per share (basic) and operating cash flow of $27.6 million or $0.76 per share (basic), increases of 50% and 49%, respectively, over the 2005 third quarter. For the three months ended September 30, 2006, average consolidated revenue per fracturing job in our North American operations increased 16% to $51,598 from $44,634 recorded in the corresponding period of 2005.

**OPERATIONAL HIGHLIGHTS ›**

**Canadian Operations**

Calfrac's expansion into the deeper, more technically challenging geographic regions of the Western Canadian Sedimentary Basin continued to drive our Canadian operating and financial performance during the third quarter. To better serve this growing market, we expect to deploy additional fracturing, coiled tubing and cementing equipment to this area during the fourth quarter. Throughout the year, we have prudently managed equipment utilization in all service lines by redistributing crews to the higher activity operating areas. This strategy served us particularly well in the months of July and August, as Canadian operations were very active. Unfortunately, this positive momentum was impeded by wet weather conditions throughout the Company's operating regions during mid-September, and as a consequence, third quarter results were weaker than originally anticipated.

During the third quarter, utilization of our southern Alberta shallow gas fracturing equipment was consistent with the same period in 2005, despite being hampered somewhat by wet weather during mid-September.

Our coalbed methane ("CBM") operations were below expectations for the three-month period due to the impact of lower natural gas prices, wet operating conditions in September and producers struggling with land access, licensing and infrastructure issues. As a result, our year-over-year third quarter CBM job count was lower, with fourth quarter numbers also expected to be weaker than originally planned. However, our long-term contracts on three of our four fracturing spreads continue to provide a base level of activity.

We continue to maintain valuable long-term relationships, with six of our Canadian fracturing spreads, including CBM, currently under long-term take or pay contracts. During the fourth quarter, we expect to deploy one intermediate and one deep fracturing spread, one deep coiled tubing unit and six cementing units to our Canadian operations with the majority of the equipment deployed to northwestern Alberta and northeastern British Columbia as we further expand these service lines through the addition of new equipment and state-of-the-art technologies combined with high quality, experienced personnel.

Throughout the second and third quarters and to date in the fourth quarter, we have been experiencing record levels of activity in our intermediate to deep coiled tubing and cementing service lines. Going forward, we expect these operations to comprise a larger part of the Company's overall revenue base. In addition, our deeper fracturing spreads continue to be in high demand as we leverage our experience and technologies into these more technically challenging basins.

**United States Operations**

In early March, our United States operations took delivery of a fourth deep fracturing spread that was utilized throughout the third quarter servicing our expanded customer base in the Grand Junction district of Colorado. Our U.S. operations continue to report record revenues as we add more state-of-the-art fracturing equipment and skilled operators along with new technology. Calfrac continues to pursue additional

market opportunities in other fracturing basins as encouraged by major customers in these areas. We expect to deploy a fifth multi-pumper fracturing spread to the United States during the fourth quarter of 2006.

**Russian Operations**

During the second quarter, we began operating a third coiled tubing unit and our first multi-pumper fracturing spread from our Khanty-Mansiysk district in Western Siberia. We expect to add a fourth coiled tubing unit and a second fracturing spread to the Russian market during the first quarter of 2007. For the three-month period ended September 30, 2006, revenue from the Company's Russian operations increased 81% over the previous quarter. With a larger scale of operations, we anticipate continued financial and operating growth from this important geographic region.

## OUTLOOK ›

In response to the uncertain drilling markets of the Western Canadian Sedimentary Basin, we have proactively rationalized our operations and maximized cash flow by redeploying assets to regions with higher activity levels while cutting some discretionary facility expenditures from our capital program. Overall, we expect that the remainder of 2006 and the first quarter of 2007 will remain strong despite continued weakness in the CBM market and some reduction in shallow gas drilling activity.

Calfrac's 2006 capital program is nearing completion with the majority of the new equipment expected to be deployed late in the fourth quarter, resulting in a year-end total of 27 fracturing spreads, 16 coiled tubing units and 17 cementing units. We believe that Calfrac is well positioned for significant future growth due to expanding our fleet of equipment in all of our pressure pumping service lines and geographic markets. This is further supported by strong technical expertise, an experienced management team and a solid base of long-term contracts with major customers. I look forward to reporting our progress throughout the remainder of the year and into 2007.

On behalf of the Board of Directors,

D.R. Ramsay

**DOUGLAS R. RAMSAY**
President & Chief Executive Officer

November 6, 2006

# Management's Discussion and Analysis

This Management's Discussion and Analysis ("MD&A") has been prepared by management as of November 6, 2006 and is a review of the financial condition and results of operations of the Company based on accounting principles generally accepted in Canada. Its focus is primarily a comparison of the unaudited financial performance for the three and nine months ended September 30, 2006 and 2005 and should be read in conjunction with the unaudited consolidated financial statements and accompanying notes. The annual consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

This MD&A contains the term cash flow from operations, which should not be considered an alternative to or more meaningful than cash flow from operating activities, as determined in accordance with Canadian GAAP, as an indicator of the Company's performance. Cash flow is defined as "Funds provided by operations" as reflected in the Consolidated Statement of Cash Flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.

All financial measures presented in this MD&A are expressed in Canadian dollars unless otherwise indicated.

## PERFORMANCE SUMMARY ›

Calfrac Well Services Ltd. ("Calfrac" or the "Company") generated strong financial results for the three and nine months ended September 30, 2006 primarily due to an expanded fleet of equipment in all service lines, improved performance from its Canadian operations located in the deeper, more technical areas of northern Alberta and northeastern British Columbia, and higher levels of activity in its United States and Russian operations. This solid financial performance was achieved despite lower industry drilling activity in Canada resulting from a decline in oil and gas commodity prices and inclement weather experienced during the month of September.

Revenue for the three months ended September 30, 2006 was $115.1 million, an increase of $37.7 million or 49% over the same period a year ago. Calfrac's third quarter net income rose 50% to $19.4 million or $0.54 per share (basic) compared to $12.9 million or $0.36 per share (basic) in the same period of 2005. Cash flow for the three-month period improved 49% to $27.6 million or $0.76 per share (basic) compared to $18.5 million or $0.51 per share (basic) recorded in the three months ended September 30, 2005.

During the first nine months of 2006, revenue increased 52% to $308.1 million compared to $202.7 million in the same period of 2005. Net income for the nine months ended September 30, 2006 rose 70% to $55.5 million or $1.53 per share (basic) from $32.7 million or $0.90 per share (basic) in the corresponding period of 2005. Calfrac's cash flow for the first three quarters of 2006 grew 63% to $76.4 million or $2.11 per share (basic) from $46.8 million or $1.29 per share (basic) in 2005.

## REVENUE ›

### Canadian Operations

Revenue from Canadian operations for the third quarter of 2006 increased 25% to $86.5 million compared to $69.4 million recorded in the same period of 2005. Canadian fracturing revenue for the third quarter was $73.9 million compared to $65.4 million in the corresponding period a year ago. Year-over-year revenue was positively impacted by expanded equipment capacity, higher pricing for services that became effective on January 1, 2006 and increased activity in the deeper markets of central and northern Alberta and northeastern British Columbia. This was partially offset, however, by lower than expected coalbed methane ("CBM") activity levels as the industry continued to address the impact of weaker commodity prices and the regulatory requirements for the licensing of these wells. Calfrac completed 1,530 Canadian fracturing jobs during the third quarter of 2006 for average revenue of $48,307 per job compared to 1,521 jobs for $43,021 per job in the same period of 2005. While the year-over-year job count increased only 1%, a 12% improvement in revenue per job resulted in higher quarterly revenue. Improved revenues, on a per job basis, were related to significant increases in the number of fracturing

jobs in central and northern Alberta and northeastern British Columbia as noted above despite wet weather during early to mid-September.

For the nine months ended September 30, 2006, revenue from Canadian operations increased 29% to $238.2 million from $184.0 million in 2005, while Canadian fracturing revenue was $209.4 million compared to $171.3 million in the prior year. Year-over-year revenue increased primarily due to a larger fleet of equipment and higher revenue per job. During the first nine months of 2006, the Company completed 3,994 Canadian fracturing jobs for average revenue of $52,422 per job versus 4,000 jobs for $42,813 per job in 2005. The number of Canadian fracturing jobs completed by Calfrac was consistent on a year-over-year basis as a result of higher activity in central and northern Alberta and northeastern British Columbia being offset by lower shallow gas and CBM drilling activity. Revenue per job from fracturing operations for the first three quarters of 2006 improved 22% over the prior year due to a significant increase in the size of jobs in the deeper, more technical areas of Western Canada.

Revenue from coiled tubing operations for the three months ended September 30, 2006 was $6.0 million compared to $1.8 million in the corresponding period of 2005. The total number of jobs completed in the third quarter of 2006 was 1,781 for average revenue of $3,367 per job compared to 1,496 jobs for $1,228 per job in 2005. Revenue per job increased 174% due primarily to two additional coiled tubing units servicing the deeper basin markets of northern Alberta and northeastern British Columbia, which resulted in higher levels of activity and per job revenues relative to the prior year. During the third quarter of 2005, the coiled tubing fleet was exclusively focused on shallow gas operations in southern Alberta, which historically have lower revenues per job. In addition, Calfrac transferred two deep coiled tubing units from Western Canada to Russia during the second and third quarters of 2005, which decreased the revenue and number of jobs completed in the comparative quarter. Consistent with fracturing operations, shallow coiled tubing operations were negatively affected by the decline in shallow gas drilling activity and the weather related issues in September 2006.

During the first nine months of 2006, revenue from coiled tubing operations was $13.0 million compared to $7.2 million in 2005 with 3,953 total jobs completed for average revenue of $3,300 per job versus 3,539 jobs for $2,029 per job in the 2005 nine-month period. Coiled tubing operations in the first three quarters of 2006 benefited from the completion of more jobs in the deeper, more technical portions of the Western Canadian Sedimentary Basin compared to the same period in 2005.

Revenue from the Company's cementing operations totaled $6.6 million for the three months ended September 30, 2006, a 210% increase over the $2.1 million recorded in the same period a year ago. The Company completed 558 jobs during the third quarter for average revenue of $11,739 per job compared to 243 jobs for $8,709 per job in the same quarter of the prior year. The increases in revenue, job count and revenue per job related to the deployment of two additional twin cementing units focused on the deeper, more technical formations in central and northern Alberta. The results also reflect continued momentum from the integration of cementing operations into the Company's overall sales and marketing efforts. As at September 30, 2006, the Company was operating 11 cementing units compared to 8 units in 2005.

For the first nine months of 2006, revenue from cementing operations was $15.8 million compared to $5.6 million for the same period of 2005. Calfrac completed 1,494 jobs for average revenue of $10,549 per job during the first nine months of 2006 versus 718 jobs for $7,826 per job in the 2005 nine-month period. The increase in the year-to-date results reflects a larger fleet of equipment as noted above and a larger presence in the deeper market of central and northern Alberta.

# Management's Discussion and Analysis

### United States Operations

Revenue from United States operations totaled $21.4 million for the three months ended September 30, 2006 versus $8.0 million recorded in 2005. The 167% improvement was directly related to a larger fleet of equipment and higher levels of activity. The Company deployed one fracturing spread late in 2005 to service eastern Colorado and an additional deep fracturing spread to the Piceance Basin in March 2006. During the third quarter, the Company completed 316 U.S. fracturing jobs for average revenue of $67,532 per job compared to 124 jobs for $64,422 per job in 2005. The year-over-year increase in revenue per job was partially offset by a weaker U.S. dollar.

For the nine months ended September 30, 2006, revenue from U.S. operations increased 207% or $38.6 million to $57.2 million from $18.6 million recorded in the same period of 2005. During the first nine months of 2006, Calfrac completed 899 U.S. fracturing jobs for average revenue of $63,446 per job compared to 276 jobs for $67,541 per job recorded a year ago. As outlined above, a larger fleet of equipment combined with high activity levels in the Piceance Basin of western Colorado were the primary drivers for the improved financial performance. On a year-over-year basis, revenue per job in U.S. dollars increased, but was more than offset by a weaker U.S. dollar.

### Russian Operations

Calfrac entered the Russian well service market in the fall of 2005 with two deep coiled tubing units. An additional coiled tubing unit began operating in May 2006 and the Company's first fracturing spread commenced operations in the Khanty-Mansiysk region of Western Siberia during June 2006. Calfrac expects to deploy an additional fracturing spread and coiled tubing unit, which will become operational during the first quarter of 2007. For the third quarter of 2006, the Company's revenue from Russian operations increased 81% or $3.3 million to $7.3 million from $4.0 million recorded during the second quarter and $1.3 million in the first quarter of the year. With the larger scale of its operations, the Company expects improved financial and operating performance from this segment in the future.

### GROSS MARGIN ›

The Company's consolidated gross margin was $36.5 million for the three months ended September 30, 2006 compared to $25.7 million in the third quarter of 2005. As a percentage of revenue, consolidated gross margin was 32% compared to 33% in the same period of 2005. As a percentage of revenue, consolidated gross margin for the quarter ended September 30, 2006 was slightly lower than the comparative period primarily as a result of start-up costs related to Calfrac's Russian operations. For the nine months ended September 30, 2006, consolidated gross margin increased $35.1 million to $100.9 million due primarily to a larger equipment fleet and strong activity levels in the Rocky Mountain region of the United States and the deep basin in Western Canada. Consolidated gross margin as a percentage of revenue improved to 33% for the first nine months of 2006 from 32% recorded in the corresponding period of 2005 due primarily to higher Canadian fracturing revenues per job and improved financial performance from the Company's U.S. operations. This was partially offset by costs associated with the commencement of Calfrac's Russian operations.

## EXPENSES ›

### Operating Expenses

Operating costs increased 52% during the third quarter of 2006 to $78.6 million from $51.7 million in the same period of 2005. For the nine months ended September 30, 2006, operating costs rose 51% to $207.2 million compared to $136.9 million recorded in the comparable period a year ago. The increase in operating expenses was primarily due to the higher levels of activity in the third quarter of 2006 compared to that recorded in 2005. Higher district costs were also incurred during the third quarter of 2006 in order to support the rollout of additional fracturing, coiled tubing and cementing units expected to take place during the fourth quarter of the year. The Company has been proactive in hiring and training field personnel in advance of these new equipment deployments. Additional start-up costs were also incurred related to the deployment of an additional coiled tubing unit and deep fracturing spread to the new operations district located at Khanty-Mansiysk in Western Siberia during the second quarter of 2006.

### Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses were $7.4 million for the quarter ended September 30, 2006 compared to $7.3 million for the same three-month period in 2005. As a percentage of revenue, SG&A expenses decreased to 6% in the third quarter of 2006 compared to 9% in the corresponding period a year ago. During the first nine months of 2006, SG&A expenses increased $0.1 million to $20.4 million from $20.3 million recorded in 2005. As a percentage of revenue, SG&A expenses decreased to 7% in the nine months ended September 30, 2006 from 10% in the same period a year ago. This was primarily attributed to higher revenue resulting from the expanded fleet capacity and higher levels of activity in the deeper areas of the Western Canadian Sedimentary Basin and the Company's U.S. operations. Calfrac recorded higher bonus expenses for the three and nine months ended September 30, 2006 compared to the same periods of 2005 due to a larger base of employees and increased profitability. These higher costs were partially offset by lower stock-based compensation expenses. Stock-based compensation expenses for the third quarter of 2006 were $0.7 million compared to $1.8 million in the same period of 2005. On a year-to-date basis, the Company had stock-based compensation expenses of $2.0 million compared to $4.0 million for the first nine months of 2005. Additionally, the Company incurred costs related to the start-up of coiled tubing operations in Russia for the three and nine months ended September 30, 2005 of $0.4 million and $1.4 million, respectively.

### Interest, Depreciation and Other Expenses

Net interest expense in the third quarter of 2006 was $0.8 million compared to $11,000 in the corresponding period of 2005. For the nine months ended September 30, 2006, net interest expense increased $1.8 million to $1.6 million from $0.2 million of net interest income in the 2005 nine-month period. Year-over-year net interest expense increased primarily as a result of drawing on the Company's debt facilities to assist in funding the Company's 2006 capital program. Depreciation expense for the third quarter of 2006 rose 50% to $6.9 million from $4.6 million in the third quarter of 2005 and increased $5.7 million to $18.1 million for the nine months ended September 30, 2006 from the same period in 2005. Depreciation expense was higher primarily due to equipment additions made during the latter half of 2005 and throughout 2006. As at September 30, 2006, Calfrac was operating an additional six fracturing spreads, three coiled tubing units and three cementing units when compared to September 30, 2005.

# Management's Discussion and Analysis

**INCOME TAX ›**

The Company recorded income tax expense of $2.5 million for the three months ended September 30, 2006 compared to $0.7 million in the same period a year ago. Current tax expense for the third quarter was $1.9 million, which was largely attributed to the profitability of the Company's U.S. operations, compared to an expense of $0.4 million in the corresponding period of 2005. Calfrac's future income tax expense increased from $0.3 million recorded in the three months ended September 30, 2005 to $0.6 million for the 2006 three-month period. The reduction in Alberta's provincial tax rates had an immaterial effect on Calfrac due to tax attributes on the Company's balance sheet during the quarter resulting from tax pools associated with the amalgamation with Denison Energy Inc. in March 2004. During the first nine months of 2006, the Company had an income tax expense of $5.9 million compared to $0.5 million for the same period in 2005. Current tax expense for the first nine months of 2006, which primarily related to the profitability of the Company's U.S. operations, was $4.7 million compared to $0.2 million for the same period a year ago. As a result of the business combination with Denison Energy Inc. noted above, Calfrac significantly reduced its current income tax related to Canadian operations and anticipates similar reductions will be recorded over the remainder of 2006. Future income tax expense of $1.2 million was recorded for the first nine months of 2006 versus $0.3 million in the comparative period of 2005. The drawdown of the Company's Canadian tax attributes and the timing of some deductions related to its U.S. operations resulted in higher future income tax expense. These amounts were partially offset by recording a tax asset of $1.4 million associated with the start-up losses related to the Company's Russian initiative during the second quarter.

**NET INCOME ›**

During the third quarter of 2006, the Company recorded net income of $19.4 million or $0.54 per share (basic) compared to net income of $12.9 million or $0.36 per share (basic) a year ago. Improved earnings resulted from strong financial results produced by the Company's Canadian and U.S. operations. For the nine months ended September 30, 2006, net income was $55.5 million or $1.53 per share (basic) compared to $32.7 million or $0.90 per share (basic) in 2005. This growth in earnings was due to increased revenue resulting from a larger fleet of equipment and a stronger operating focus on the deeper, more technically challenging basins in northern Alberta, northeastern British Columbia and the U.S. Rocky Mountains.

**CASH FLOW ›**

Cash flow for the three months ended September 30, 2006 was $27.6 million or $0.76 per share (basic) compared to $18.5 million or $0.51 per share (basic) recorded in the same quarter of 2005. During the first nine months of 2006, cash flow was $76.4 million or $2.11 per share (basic) compared to $46.8 million or $1.29 per share (basic) in the same period of 2005. During 2006, cash flow was used to partially finance the Company's capital expenditures and fund operations.

## SUMMARY OF QUARTERLY RESULTS ›

| Three Months Ended | Dec.31, 2004 | Mar.31, 2005 | Jun.30, 2005 | Sep.30, 2005 | Dec.31, 2005 | Mar.31, 2006 | Jun.30, 2006 | Sep.30, 2006 |
|---|---|---|---|---|---|---|---|---|
| (000s, except per share data) (unaudited) | $ | $ | $ | $ | $ | $ | $ | $ |
| **Financial** | | | | | | | | |
| Revenue | 82,477 | 80,694 | 44,619 | 77,377 | 111,634 | 126,010 | 66,973 | **115,112** |
| Gross margin | 34,346 | 32,437 | 7,630 | 25,694 | 43,336 | 49,927 | 14,446 | **36,500** |
| Net income (loss) | 23,134 | 21,670 | (1,876) | 12,947 | 27,372 | 34,556 | 1,569 | **19,418** |
| Per share – basic (1) | 0.64 | 0.60 | (0.05) | 0.36 | 0.75 | 0.95 | 0.04 | **0.54** |
| – diluted (1) | 0.64 | 0.59 | (0.05) | 0.35 | 0.75 | 0.94 | 0.04 | **0.53** |
| Cash flow (2) | 28,156 | 26,015 | 2,280 | 18,503 | 33,794 | 41,656 | 7,208 | **27,560** |
| Per share – basic (1) | 0.78 | 0.72 | 0.06 | 0.51 | 0.93 | 1.15 | 0.20 | **0.76** |
| – diluted (1) | 0.78 | 0.71 | 0.06 | 0.51 | 0.92 | 1.13 | 0.20 | **0.76** |
| EBITDA (3) | 27,950 | 25,339 | 1,907 | 18,234 | 34,131 | 42,736 | 8,761 | **29,614** |
| Per share – basic (1) | 0.77 | 0.70 | 0.05 | 0.50 | 0.94 | 1.18 | 0.24 | **0.82** |
| – diluted (1) | 0.77 | 0.69 | 0.05 | 0.50 | 0.93 | 1.16 | 0.24 | **0.81** |
| Capital expenditures | 14,846 | 22,108 | 25,653 | 29,241 | 20,612 | 50,631 | 36,501 | **23,931** |
| Working capital | 52,343 | 49,103 | 22,301 | 12,962 | 39,396 | 37,071 | 28,741 | **31,158** |
| Shareholders' equity | 174,956 | 197,091 | 192,508 | 207,679 | 234,021 | 271,084 | 267,559 | **287,616** |
| | (#) | (#) | (#) | (#) | (#) | (#) | (#) | (#) |
| **Operating** | | | | | | | | |
| Fracturing spreads | | | | | | | | |
| Conventional | 12 | 13 | 13 | 13 | 17 | 18 | 19 | **19** |
| Coalbed methane | 2 | 3 | 4 | 4 | 4 | 4 | 4 | **4** |
| Total | 14 | 16 | 17 | 17 | 21 | 22 | 23 | **23** |
| Coiled tubing units | | | | | | | | |
| Shallow | 9 | 9 | 9 | 9 | 9 | 9 | 9 | **9** |
| Deep | 2 | 2 | 2 | 2 | 2 | 3 | 5 | **5** |
| Total | 11 | 11 | 11 | 11 | 11 | 12 | 14 | **14** |
| Cementing units | 4 | 5 | 6 | 8 | 9 | 9 | 11 | **11** |

1. Historical per share information has been adjusted for the two-for-one stock split approved by shareholders on February 7, 2005.
2. Cash flow is defined as "Funds provided by operations" as reflected in the Consolidated Statement of Cash Flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.
3. EBITDA represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under Canadian GAAP as the calculation of EBITDA is not always used consistently by reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequently used by securities analysts and others in evaluating companies and their ability to service debt.

## LIQUIDITY AND CAPITAL RESOURCES ›

For the three and nine-month periods ended September 30, 2006, the Company generated cash flow of $27.6 million and $76.4 million, respectively. As at September 30, 2006, Calfrac had positive working capital of $31.2 million. Long-term debt, net of current portion, totaled $39.3 million. During the third quarter, the Company repaid approximately $2.8 million of long-term debt.

Capital expenditures for the three and nine months ended September 30, 2006 were $23.9 million and $111.1 million, respectively. A portion of the year-to-date expenditures related to the completion of the 2005 capital

# Management's Discussion and Analysis

program, including the construction of a conventional fracturing spread, which was deployed to the Rocky Mountain region of the United States and a fracturing spread that was deployed to the Russian well service market during the second quarter of 2006. The Company also incurred expenditures related to the completion of two coiled tubing and two cementing units, which were deployed during the second quarter. The remaining portion of the capital expenditures related to the 2006 capital budget, which includes the construction of four additional fracturing spreads, two deep coiled tubing units, six cementing units, high pressure fracturing and nitrogen pumpers, transportation equipment, as well as additional infrastructure required to support the Company's operations. One of the fracturing spreads will operate in the intermediate conventional fracturing market in Alberta and the three remaining fracturing spreads will be focused on deeper, more technical markets. Of these fracturing spreads, one will operate in the Canadian market, the second spread is expected to be deployed to the United States and the third spread is anticipated to be deployed to the Russian well services market. It is anticipated that the majority of the additional equipment will become operational late in the fourth quarter of 2006 with the exception of the Russian fracturing spread and coiled tubing unit, which will not be deployed until the first quarter of 2007. Upon completion of the 2006 capital program, Calfrac will have 27 fracturing spreads, 16 coiled tubing units and 17 cementing units in operation.

Calfrac is currently in the final stages of completing documentation for increases in its operating and term credit facilities. The Company has negotiated an increase to its operating line of credit to $25.0 million. The Company has drawn $5.1 million on its operating line of credit as at the date of this report. Calfrac has also negotiated an increase to its revolving term loan to $125.0 million. As at the date of this report, the Company has drawn $49.4 million of this facility.

On February 7, 2005, the shareholders of the Company voted in favour of a two-for-one subdivision of the Company's common shares. Common shares began trading on a split basis on the Toronto Stock Exchange on February 17, 2005. As at the date of this report, the Company has 36,383,008 common shares outstanding.

Pursuant to Calfrac's dividend policy, the Company intends to declare a semi-annual dividend in mid-December with payment to be made early in January 2007. The Company will announce additional information regarding the dividend upon its approval by the Board of Directors.

With its current working capital position, available credit facilities and anticipated cash flow, Calfrac expects to have adequate resources to fund its financial obligations for the balance of 2006 and beyond.

**CRITICAL ACCOUNTING ESTIMATES ›**

This MD&A is based on Calfrac's consolidated financial statements that have been prepared in accordance with Canadian GAAP. The Company's significant accounting policies are described in note 2 to the annual consolidated financial statements as at December 31, 2005. The preparation of the consolidated financial statements requires that certain estimates and judgements be made concerning the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management's judgement. Anticipating future events involves uncertainty, and consequently, the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the environment in which the Company operates changes. The accounting estimates that have the greatest impact on the Company's financial results are depreciation, results of legal action, taxation and valuation of stock option benefits.

Depreciation of the Company's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Company's property and equipment.

As described in note 10 to the annual consolidated financial statements, the amount of the future tax asset and deferred tax credit in respect of the income tax pools available to the Company were based on tax filings to date. The income tax rates used to calculate the amount of the asset are based on available information on future income tax rates. The income tax authorities have not audited all of these pools.

As described in note 8 to the interim consolidated financial statements, the Company is involved in a number of legal actions in Greece. Management evaluates the likelihood of potential liabilities being incurred and the amount of such liabilities after careful examination of available information and discussions with its legal advisors. As these actions have yet to reach a status where the direction of a court's decision can be determined with any reliability, management is unable to determine its potential exposure to these legal actions at this time. The Company does not expect these claims to be material.

**OUTLOOK ›**

Activity levels in Western Canada have been impacted by the weakness in short-term natural gas commodity prices. The Petroleum Services Association of Canada's ("PSAC") 2006 drilling forecast for the Western Canadian Sedimentary Basin is 23,900 wells, with the vast majority directed towards natural gas exploration and development activities. Calfrac expects that CBM and shallow gas drilling activity in southern Alberta will remain weak throughout the final quarter of 2006, but the Company is protected somewhat by its long-term take or pay contractual relationships. It is particularly encouraged by the growth that has been experienced in all of its service lines in the deeper, more technical markets of northern Alberta and northeastern British Columbia. The Company plans to add one intermediate and one deep fracturing spread, one coiled tubing unit and three cementing units to these markets for the upcoming winter drilling season. Calfrac's coiled tubing and cementing operations experienced positive momentum in the first nine months of 2006, which is expected to continue with the deployment of additional equipment during the final quarter of the year. PSAC recently published its 2007 drilling forecast, which indicates that 21,500 wells will be completed next year, with a strong focus on natural gas drilling activities. While this represents an approximate 10% reduction in year-over-year well count, this would still constitute one of the most active years of drilling in the history of Western Canada.

The Company continues to be encouraged by the performance of its United States operations. The larger equipment fleet in the U.S. Rocky Mountains has resulted in improved financial results compared to the previous year. Contrary to the reduction in drilling activity in Western Canada, activity surrounding its U.S. operations has remained strong throughout the third quarter, thereby providing the foundation for continued strength for the remainder of 2006 and into 2007. The deployment of a fifth fracturing spread into this market during the fourth quarter of 2006 should further enhance the financial performance of this region.

With the deployment of a conventional fracturing spread and an additional coiled tubing unit to Russia during the second quarter of 2006, the Company has reported stronger financial results from this geographic segment during the current quarter. Calfrac expects that with the addition of a second fracturing spread into the Russian market during the first quarter of 2007, this region's financial performance will continue to improve.

**RISKS AND UNCERTAINTIES ›**

This document contains forward-looking statements based on current expectations that involve a number of business risks and uncertainties. The factors that could cause results to differ materially include, but are not limited to, national and global economic conditions, legislation by governments in regions in which the Company operates, crude oil and natural gas prices, foreign currency fluctuations, impact of the Kyoto Protocol, weather conditions, the ability of oil and gas companies to raise capital, and other unforeseen circumstances that could impact the use of services provided by Calfrac.

# Management's Discussion and Analysis

## THIRD QUARTER CONFERENCE CALL ›

Calfrac will be conducting a conference call for interested analysts, brokers, investors and media representatives to review its third quarter results at 10:00 a.m. (Calgary time) on Wednesday, November 8, 2006. The conference call dial-in number is 1-866-250-4910 or 416-644-3431. The seven-day replay number is 1-877-289-8525 or 416-640-1917 and enter 21208056#. A webcast of the conference call may be accessed via the Company's website at www.calfrac.com.

Calfrac Well Services Ltd. is a leading provider of specialized oilfield services, including fracturing, coiled tubing, cementing and well stimulation services, which are designed to increase the production of hydrocarbons from wells drilled throughout Western Canada, the Rocky Mountain region of the United States and Russia. The common shares of Calfrac are listed for trading on the Toronto Stock Exchange under the symbol CFW. For additional information, visit the Company's website at www.calfrac.com.

## SEDAR ›

Additional information relating to the Company, including its Annual Information Form, can be accessed on the Company's website at www.calfrac.com and on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

## FORWARD-LOOKING STATEMENTS ›

Certain statements contained in this report, including statements that may contain words such as "anticipates," "can," "may," "expect," "believe or believes" and "will" and similar expressions are forward-looking statements. These statements may include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events, and trends in the oil and gas industry. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions and expected future developments, and other factors that it believes are appropriate in the circumstances. These statements or predictions are subject to a number of known and unknown risks and uncertainties, which are discussed previously in this report, that could cause actual results to differ materially from the Company's expectations. Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

D.R. Ramsay

**DOUGLAS R. RAMSAY**
President & Chief Executive Officer

**TOM J. MEDVEDIC**
Vice President, Finance & Chief Financial Officer

November 6, 2006
Calgary, Alberta

# Consolidated Balance Sheets

| As at | September 30, 2006 | December 31, 2005 |
|---|---|---|
| (000s) (unaudited) | $ | $ |
| **Assets** | | |
| Current assets | | |
| Cash and cash equivalents | 5,127 | – |
| Accounts receivable | 80,714 | 91,693 |
| Inventory | 10,015 | 6,145 |
| Prepaid expenses and deposits | 5,619 | 2,219 |
| | 101,475 | 100,057 |
| Capital assets | 291,144 | 198,302 |
| Long-term investment | 396 | 324 |
| Goodwill | 6,003 | 6,003 |
| Future income taxes | 14,264 | 32,129 |
| | 413,282 | 336,815 |
| **Liabilities** | | |
| Current liabilities | | |
| Bank indebtedness | – | 10,813 |
| Accounts payable and accrued liabilities | 57,934 | 46,748 |
| Income taxes payable | 1,308 | 485 |
| Current portion of long-term debt | 11,075 | 2,615 |
| | 70,317 | 60,661 |
| Long-term debt | 39,250 | 8,000 |
| Other long-term liabilities | 4,919 | 6,306 |
| Deferred credit | 11,180 | 27,827 |
| | 125,666 | 102,794 |
| **Shareholders' equity** | | |
| Capital stock (note 4) | 139,732 | 138,767 |
| Shares held in trust (note 5) | (3,869) | (1,385) |
| Contributed surplus | 3,701 | 2,317 |
| Retained earnings | 148,052 | 94,322 |
| | 287,616 | 234,021 |
| | 413,282 | 336,815 |

See accompanying notes to the consolidated financial statements.

# Consolidated Statements of Operations and Retained Earnings

| | Three Months Ended September 30, | | Nine Months Ended September 30, | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| (000s, except per share data) (unaudited) | $ | $ | $ | $ |
| **Revenue** | **115,112** | 77,377 | **308,096** | 202,690 |
| **Expenses** | | | | |
| Operating | **78,612** | 51,683 | **207,223** | 136,929 |
| Selling, general and administrative | **7,395** | 7,301 | **20,421** | 20,319 |
| Equity share of income from long-term investments | **(2)** | (67) | **(72)** | (324) |
| Other expenses (income) | **(602)** | 95 | **(679)** | 131 |
| Loss on disposal of capital assets | **95** | 131 | **92** | 155 |
| | **85,498** | 59,143 | **226,985** | 157,210 |
| | **29,614** | 18,234 | **81,111** | 45,480 |
| Depreciation | **6,897** | 4,603 | **18,078** | 12,403 |
| Amortization of intangibles | **–** | – | **–** | 37 |
| Interest expense (income) | **831** | 11 | **1,639** | (196) |
| **Income before income taxes** | **21,886** | 13,620 | **61,394** | 33,236 |
| Income tax expense | | | | |
| Current | **1,876** | 348 | **4,634** | 224 |
| Future | **592** | 325 | **1,217** | 292 |
| | **2,468** | 673 | **5,851** | 516 |
| Income before non-controlling interest | **19,418** | 12,947 | **55,543** | 32,720 |
| Non-controlling interest | **–** | – | **–** | (21) |
| **Net income for the period** | **19,418** | 12,947 | **55,543** | 32,741 |
| **Retained earnings, beginning of period** | **128,634** | 55,817 | **94,322** | 37,832 |
| Dividends | **–** | – | **(1,813)** | (1,809) |
| **Retained earnings, end of period** | **148,052** | 68,764 | **148,052** | 68,764 |
| **Earnings per share** | | | | |
| Basic | **0.54** | 0.36 | **1.53** | 0.90 |
| Diluted | **0.53** | 0.35 | **1.52** | 0.90 |

See accompanying notes to the consolidated financial statements.

# Consolidated Statements of Cash Flows

| | Three Months Ended September 30, | | Nine Months Ended September 30, | |
|---|---|---|---|---|
| | **2006** | 2005 | **2006** | 2005 |
| (000s) (unaudited) | **$** | $ | **$** | $ |
| **Cash provided by (used in)** | | | | |
| **Operating activities** | | | | |
| Net income for the period | **19,418** | 12,947 | **55,543** | 32,741 |
| Items not involving cash | | | | |
| Depreciation and amortization | **6,897** | 4,603 | **18,078** | 12,440 |
| Stock-based compensation | **560** | 564 | **1,567** | 1,515 |
| Equity share of income from long-term investments | **(2)** | (67) | **(72)** | (324) |
| Loss on disposal of capital assets | **95** | 131 | **92** | 155 |
| Future income taxes | **592** | 325 | **1,217** | 292 |
| Non-controlling interest | **–** | – | **–** | (21) |
| Funds provided by operations | **27,560** | 18,503 | **76,425** | 46,798 |
| Net change in non-cash operating assets and liabilities | **(8,154)** | (13,915) | **11,609** | 7,186 |
| | **19,406** | 4,588 | **88,034** | 53,984 |
| **Financing activities** | | | | |
| Issue of long-term debt | **–** | – | **45,000** | 2,013 |
| Long-term debt repayments | **(2,824)** | (2,161) | **(5,290)** | (6,466) |
| Dividends | **–** | – | **(1,813)** | (1,809) |
| Net proceeds on issuance of common shares | **79** | 1,660 | **782** | 1,660 |
| Purchase of common shares | **–** | – | **(3,869)** | (1,385) |
| | **(2,745)** | (501) | **34,810** | (5,987) |
| **Investing activities** | | | | |
| Purchase of capital assets | **(23,931)** | (29,241) | **(111,063)** | (77,002) |
| Proceeds on disposal of capital assets | **–** | 20 | **4,159** | 49 |
| Acquisition of subsidiary, net of cash acquired | **–** | – | **–** | (3,000) |
| | **(23,931)** | (29,221) | **(106,904)** | (79,953) |
| **Increase (decrease) in cash position** | **(7,270)** | (25,134) | **15,940** | (31,956) |
| **Cash and cash equivalents (bank indebtedness), beginning of period** | **12,397** | 21,008 | **(10,813)** | 27,830 |
| **Cash and cash equivalents (bank indebtedness), end of period** | **5,127** | (4,126) | **5,127** | (4,126) |

See accompanying notes to the consolidated financial statements.

# Notes to Consolidated Financial Statements

**For the Nine Months Ended September 30, 2006**
(000s, except per share data) (unaudited)

## 1. BASIS OF PRESENTATION ›

The interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. The interim financial statements should be read in conjunction with the most recent annual financial statements.

## 2. SEASONALITY OF OPERATIONS ›

The business of Calfrac Well Services Ltd. (the "Company") is seasonal in nature. The lowest activity levels are experienced during the second quarter of the year when road weight restrictions are in place and access to wellsites in Canada is reduced.

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES ›

The interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements.

## 4. CAPITAL STOCK ›

Authorized capital stock consists of an unlimited number of common shares.

| Continuity of Common Shares (year-to-date) | Shares | Amount |
|---|---|---|
| | # | $ |
| Balance, January 1, 2006 | 36,333,276 | 138,767 |
| Issued upon exercise of stock options | **49,732** | **965** |
| **Balance, September 30, 2006** | **36,383,008** | **139,732** |

## 5. SHARES HELD IN TRUST ›

The Company has established a Trust to purchase and hold Company stock on behalf of certain employees who have elected to receive a portion of their annual bonus entitlement in the form of Company shares. In the second quarter of 2006, 113,508 shares were purchased on the open market at a cost of $3,869 (2005 – 43,637 shares at a cost of $1,385). These shares vest with employees in March of the year following their purchase at which time they are distributed to those individuals participating in the plan. Shares held within the Trust are not considered outstanding for purposes of calculating basic earnings per share, but are included in the calculation of diluted earnings per share.

## 6. STOCK OPTIONS ›

| Continuity of Stock Options (year-to-date) | Options | Average Exercise Price |
|---|---|---|
| | # | $ |
| Outstanding, January 1, 2006 | 818,578 | 18.39 |
| Granted during the period | **312,100** | **30.33** |
| Exercised for common shares | **(49,732)** | **15.73** |
| Forfeited | **(27,700)** | **26.49** |
| **Balance, September 30, 2006** | **1,053,246** | **21.84** |

All stock options vest equally over three years and expire three and one-half years from the date of grant. When stock options are exercised, the proceeds, together with the amount of compensation expense previously recorded in contributed surplus, is added to capital stock.

## 7. RELATED PARTY TRANSACTIONS ›

For the nine months ended September 30, 2006, the Company purchased $17,153 (2005 – $11,318) of products and services from a company in which it holds a 30% equity interest. At September 30, 2006, accounts payable included $4,951 of indebtedness to this related party (September 30, 2005 – $2,725).

## 8. CONTINGENCIES ›

As a result of the acquisition and amalgamation with Denison Energy Inc. ("Denison") in 2004, the Company assumed certain legal obligations relating to Denison's Greek operations.

In 1998, a consortium in which a Greek subsidiary of Denison participated, terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of employees have filed claims alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that compensation was due to the employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of employees has filed an appeal with the Supreme Court of Greece, which is scheduled to be heard on November 14, 2006.

Several other smaller groups of employees have filed similar cases in various courts in Greece. Some of these cases were heard in 2004. In general, the finding of these courts has been that the termination of the employees was valid and in some instances have awarded the employees immaterial amounts of additional compensation and in one case have referred the matter back to a lower court to be reheard based on more specific grounds.

As a result of the above-mentioned court hearings, a majority of the number of former employees with respect to these smaller groups of claimants have received payment of the immaterial amounts awarded to them and waived their right of recourse to the Supreme Court of Greece. The remainder have filed an appeal to the Supreme Court of Greece or have advised that they are waiting for the outcome of the November 14, 2006 hearing of the Supreme Court of Greece before proceeding further.

The direction and financial consequence of the potential decision in these actions cannot be determined at this time.

# Notes to Consolidated Financial Statements

**9. SEGMENTED INFORMATION ›**

The Company's activities are conducted in three geographic segments: Canada, the United States and Russia. All activities are related to fracturing, coiled tubing, cementing and well stimulation services for the oil and gas industry.

| | Canada | Russia | United States | Intersegment Eliminations | Consolidated |
|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ |
| **Three Months Ended September 30, 2006** | | | | | |
| Revenue | **86,457** | **7,294** | **21,361** | **–** | **115,112** |
| Operating income (loss) [1] | **22,021** | **(148)** | **7,232** | **–** | **29,105** |
| Segmented assets | **403,972** | **55,048** | **26,061** | **(71,799)** | **413,282** |
| Capital expenditures | **21,539** | **2,279** | **104** | **9** | **23,931** |
| Goodwill | **6,003** | **–** | **–** | **–** | **6,003** |
| Three Months Ended September 30, 2005 | | | | | |
| Revenue | 69,389 | – | 7,988 | – | 77,377 |
| Operating income [1] | 17,331 | – | 1,062 | – | 18,393 |
| Segmented assets | 293,283 | – | 14,618 | (12,235) | 295,666 |
| Capital expenditures | 26,318 | – | 2,923 | – | 29,241 |
| Goodwill | 6,003 | – | – | – | 6,003 |
| **Nine Months Ended September 30, 2006** | | | | | |
| Revenue | **238,181** | **12,677** | **57,238** | **–** | **308,096** |
| Operating income (loss) [1] | **64,288** | **(3,061)** | **19,225** | **–** | **80,452** |
| Segmented assets | **403,972** | **55,048** | **26,061** | **(71,799)** | **413,282** |
| Capital expenditures | **81,089** | **27,681** | **1,981** | **312** | **111,063** |
| Goodwill | **6,003** | **–** | **–** | **–** | **6,003** |
| Nine Months Ended September 30, 2005 | | | | | |
| Revenue | 184,049 | – | 18,641 | – | 202,690 |
| Operating income [1] | 44,034 | – | 1,408 | – | 45,442 |
| Segmented assets | 293,283 | – | 14,618 | (12,235) | 295,666 |
| Capital expenditures | 71,548 | – | 5,454 | – | 77,002 |
| Goodwill | 6,003 | – | – | – | 6,003 |

(1) Operating income is defined as revenue less operating expenses and selling, general and administration expenses.

Note: Assets operated by the Company's U.S. subsidiary were acquired through a lease arrangement with the Canadian parent Company. The cost base of these assets was $54.4 million at September 30, 2006 ($28.7 million at September 30, 2005).

# Corporate Information

## BOARD OF DIRECTORS ›

**Ronald P. Mathison**
Chairman (1)(2)

**James S. Blair** (3)

**Gregory S. Fletcher** (1)(2)

**Martin Lambert** (3)

**R. Timothy Swinton** (1)(2)

**Douglas R. Ramsay**

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Corporate Governance and Nominating Committee

## OFFICERS ›

**Douglas R. Ramsay**
President & Chief Executive Officer

**Gordon A. Dibb**
Executive Vice President & Chief Operating Officer

**Tom J. Medvedic**
Vice President, Finance & Chief Financial Officer

**Donald R. Battenfelder**
Vice President, Operations

**Dwight M. Bobier**
Vice President, Technical Services

**John L. Grisdale**
Vice President, Business Development

**Stephen T. Dadge**
Vice President, Corporate Services

**Michael D. Olinek**
Corporate Controller

**Matthew L. Mignault**
Controller

## HEAD OFFICE ›

**Calfrac Well Services Ltd.**
411 Eighth Avenue S.W.
Calgary, Alberta T2P 1E3
Phone: (403) 266-6000
Toll Free: 1-866-770-3722
Fax: (403) 266-7381
E-Mail: info@calfrac.com
Website: www.calfrac.com

## OPERATING BASES ›

**Alberta, Canada**
Calgary – Head Office
Grande Prairie
Medicine Hat
Red Deer
Strathmore

**Colorado, United States**
Denver – Regional Office
Grand Junction
Platteville

**Russia**
Moscow – Regional Office
Khanty-Mansiysk
Noyabrsk

## AUDITOR ›

**PricewaterhouseCoopers LLP**
Calgary, Alberta

## BANKER ›

**HSBC Bank Canada**
Calgary, Alberta

## LEGAL COUNSEL ›

**Bennett Jones LLP**
Calgary, Alberta

## REGISTRAR AND TRANSFER AGENT ›

**Computershare Trust Company of Canada**
Calgary, Alberta

## STOCK EXCHANGE LISTING ›

**Toronto Stock Exchange**
Trading Symbol: CFW

**FORM 52-109F2 - CERTIFICATION OF INTERIM FILINGS**

I, Douglas R. Ramsay, President and Chief Executive Officer of Calfrac Well Services Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Calfrac Well Services Ltd. (the "issuer") for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

November 8, 2006

*(signed) "Douglas R. Ramsay"*
President and Chief Executive Officer

## FORM 52-109F2 - CERTIFICATION OF INTERIM FILINGS

I, Tom J. Medvedic, Vice President, Finance and Chief Financial Officer of Calfrac Well Services Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Calfrac Well Services Ltd. (the "issuer") for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

November 8, 2006

*(signed) "Tom J. Medvedic"*

Vice President, Finance and Chief Financial Officer